SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2) ☐

U.S. BANK TRUST NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

41-1973763

I.R.S. Employer Identification No.

300 East Delaware Avenue, 9th Floor
Wilmington, Delaware	19801
(Address of principal executive offices)	(Zip Code)

Account Manager

U.S. Bank Trust National Association

100 Wall Street, Suite 1600

New York, NY 10005

Telephone (617) 603-6567

(Name, address and telephone number of agent for service)

STATE STREET CAPITAL TRUST III

(Exact name of obligor as specified in its charter)

Delaware	13-7147836
(State or other jurisdiction of	(I. R. S. Employer
incorporation or organization)	Identification No.)

Two World Financial Center
225 Liberty Street
24th & 25th Floors
New York, NY	10281
(Address of principal executive offices)	(Zip Code)

State Street Capital Trust III 8.250% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities

(DESCRIPTION OF NOTES)

FORM T-1

Item 1.                                 GENERAL INFORMATION.  Furnish the following information as to the Trustee.

a)               Name and address of each examining or supervising authority to which it is subject.

                                                                                Comptroller of the Currency

                                                                                Washington, D.C.

                                              b)     Whether it is authorized to exercise corporate trust powers.

                                Yes

Item 2.                                 AFFILIATIONS WITH OBLIGOR.  If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15                                      Not applicable because, to the best of Trustee’s knowledge, the Trustee is not a trustee under any other indenture under which any other securities or certificates of interest or participation in any other securities of the obligor are outstanding and there is not, nor has there been, a default with respect to securities issued under this indenture.

Item 16.                             LIST OF EXHIBITS:  List below all exhibits filed as a part of this statement of eligibility and qualification.

                                                                        1.     A copy of the Articles of Association of the Trustee now in effect, incorporated herein by reference to Exhibit 1 of Form T-1, Document 6 of Registration No. 333-84320.

                                                                        2.     A copy of the certificate of authority of the Trustee to commence business, incorporated herein by reference to Exhibit 2 of Form T-1, Document 6 of Registration No. 333-84320.

                                                                        3.     A copy of the certificate of authority of the Trustee to exercise corporate trust powers, incorporated herein by reference to Exhibit 3 of Form T-1, Document 6 of Registration No. 333-84320.

                                                                        4.     A copy of the existing bylaws of the Trustee, as now in effect, incorporated herein by reference to Exhibit 4 of Form T-1, Document 6 of Registration No. 333-113995.

                                                                        5.     Not applicable.

                                                                        6.     The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, incorporated herein by reference to Exhibit 6 of Form T-1, Document 6 of Registration No. 333-84320.

                                                                        7.     Report of Condition of the Trustee as of June 30, 2006, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

                                                                        8.     Not applicable.

                                                        9.     Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK TRUST NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston, Commonwealth of Massachusetts on the 17th day of January, 2008.

U.S. BANK TRUST NATIONAL ASSOCIATION

By:	/s/ Earl W. Dennison Jr.
Name: Earl W. Dennison Jr.
Title: Vice President

Exhibit 7

U.S. Bank Trust National Association

Statement of Financial Condition

As of September 30, 2007

($000’s)

9/30/2007
Assets
Cash and Balances Due From Depository Institutions	$475,243
Fixed Assets	123
Intangible Assets	80,297
Other Assets	37,282
Total Assets	$592,945

Liabilities
Other Liabilities	$22,871
Total Liabilities	$22,871

Equity
Common and Preferred Stock	$1,000
Surplus	505,932
Undivided Profits	63,142
Total Equity Capital	$570,074

Total Liabilities and Equity Capital	$592,945

To the best of the undersigned’s determination, as of this date the above financial information is true and correct.

U.S. Bank Trust National Association

By:	/s/ Earl W. Dennison Jr.
Name: Earl W. Dennison Jr.
Title: Vice President

Date: January 17, 2008